

MEDITERRANEAN MINERALS CORP.

N E W S   R E L E A S E

April 20, 2005   Toronto Stock Exchange
                                                                       TSX Symbol: MED

MEDITERRANEAN ANNOUNCES SALE OF PERUVIAN LAND
CONCESSIONS TO BUENAVENTURA

Mediterranean Minerals Corp. (the "Company") is pleased to announce it has entered into an agreement with Compania de Minas Buenaventura S.A., ("Buenaventura") a company listed on the New York Stock Exchange (NYSE: BVN) for the sale of its Lancones mining concessions in Peru. The Company will receive a consideration of US$600,000 and a 2% net smelter royalty. Buenaventura will have the right to redeem the royalty over the ensuing five years for the additional consideration of US$400,000. Closing is expected to take place on or before May 6, 2005. The transaction is subject to the approval of the Toronto Stock Exchange.

The Company also announces that further to its news release dated April 8, 2005 it has notified Solar Energy Ltd. that it has discontinued the purchase agreement entered into between the two companies regarding certain mineral properties and interests held in Peru including the Lancones mining concessions.

Buenaventura is engaged in the mining, processing, development and exploration of gold, silver, and, to a lesser extent, other metals, in Peru. It operates three mines: Julcani, Uchucchacua and Orcopampa. It has controlling interests in five mining companies, which have controlling interests in the Antapite, Colquijirca, Ishihuinca, Shila and Paula mines.   Buenaventura also owns an electric power transmission company and an engineering services consulting company, and has minority interests in several other mining companies, including a significant ownership interest in Yanacocha, a Peruvian partnership. For more information about Buenaventura, please refer to the New York Stock Exchange website at www.nyse.com; or Buenaventura's website at www.buenaventura.com.

ON BEHALF OF THE BOARD

"Peter Guest"

                                                                    604-669-3397
Peter J. Guest – President and CEO   www.med-min.com